September 26, 2011 Medium-Term Notes, Series D No. 2011- MTNDG0096 Registration Statements Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

1,830 Market-Linked Notes Based on the Value of the S&P MidCap 400® due September 27, 2017

Market-Linked Notes provide investors with exposure to a broad-based U.S. equity market index with no downside risk to the initial investment. They are for investors who are concerned about principal risk and who are willing to forgo yield and full upside in exchange for the repayment of the full principal amount at maturity, subject to the credit risk of Citigroup Inc. The notes are senior unsecured obligations of Citigroup Funding Inc. and any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company, and are subject to the credit risk of Citigroup Inc.

This pricing supplement represents a summary of the terms and conditions of the notes. It is important for you to consider the information contained in this pricing supplement, the accompanying product supplement, as well as the related prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the notes set forth in the product supplement. All references to the “underlying benchmark” in the accompanying product supplement mean the “The S&P MidCap 400®” for purposes of this pricing supplement.

F I N A L T E R M S
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.
Issue price:	$1,000 per note (see “Underwriting fee and issue price” below).
Principal amount:	$1,000 per note.
Aggregate principal amount:	$1,830,000.
Pricing date:	September 26, 2011.
Original issue date:	September 29, 2011.
Valuation dates:	December 27, 2011; March 26, 2012; June 26, 2012; September 26, 2012; December 26, 2012; March 26, 2013; June 26, 2013; September 26, 2013; December 26, 2013; March 26, 2014; June 26, 2014; September 26, 2014; December 26, 2014; March 26, 2015; June 26, 2015; September 28, 2015; December 28, 2015; March 28, 2016; June 27, 2016; September 26, 2016; December 27, 2016; March 27, 2017; June 26, 2017 and September 22, 2017.
Maturity date:	September 27, 2017.
Principal due at maturity:	Full principal amount due at maturity.
Interest:	Fixed per annum rate of 0.50%.
Interest payment date:	Semi-annually on each March 27 and September 27, beginning on March 27, 2012 and ending on the maturity date. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date. If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day.
Underlying index:	The S&P MidCap 400®.
Payment at maturity:	The principal payment at maturity per $1,000 note will equal: $1,000 + note return amount, which may be positive or zero. In no event will the payment at maturity be less than $1,000.
Note return amount:

If the final index return percentage is greater than 0%, the note return amount for each note will equal the product of (a) $1,000, (b) the final index return percentage, and (c) a participation rate of 80%.

If the final index return percentage is less than or equal to 0%, the note return amount for each note will equal zero.

Participation rate:	80%.
Final index return percentage:	The arithmetic average of the twenty-four interim index return percentages.
Interim index return percentage:	On each valuation date: ending index value - starting index value starting index value.
Starting index value:	809.93, the closing value of the underlying index on the pricing date.
Ending index value:	The closing value of the underlying index on the relevant valuation date.
CUSIP:	1730T0NS4.
ISIN:	US1730T0NS41.
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental information regarding plan of distribution; conflicts of interest.”

Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to the issuer
Per note	$1,000	$35	$965
Total	$1,830,000	$64,050	$1,765,950

(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of $35.00 for each note sold in this offering. Selected dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, and their financial advisors will collectively receive from Citigroup Global Markets Inc. a selling concession of $35.00 from this underwriting fee for each note they sell. Selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of up to $35.00 for each note they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Key Terms—Fees and selling concessions,” “—Supplemental information regarding plan of distribution; conflicts of interest” and “Risk Factors” in this pricing supplement and “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement for more information.

INVESTING IN THE NOTES INVOLVES A NUMBER OF RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE PS-10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and related product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRODUCT SUPPLEMENT, PROSPECTUS SUPPLEMENT AND

PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Product Supplement, filed on July 13, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000119312511187654/d424b2.htm

Prospectus Supplement and Prospectus filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR

ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

1,830 Market-Linked Notes Based on the Value of the S&P MidCap 400® due September 27, 2017

Investment Overview

Market-Linked Notes

The Market-Linked Notes provide investors:

■	an opportunity to gain exposure to the S&P MidCap 400® without having to acquire each of the component stocks included in the S&P MidCap 400®.
■

80% participation in the final index return percentage, if the final index return percentage is greater than 0%. Because of the participation rate of 80%, in no circumstance will you participate in more than 80% of the appreciation of the S&P MidCap 400®, if any, during the term of the notes and the notes will provide less opportunity for appreciation than an instrument linked to 100% participation in the positive performance of the S&P MidCap 400®.

■	repayment of the full principal amount of the notes at maturity, subject to the credit risk of Citigroup Inc.
■	semi-annual interest payment at the fixed rate of 0.50% per annum.

At maturity, if the final index return percentage is equal to or less than 0%, subject to the credit risk of Citigroup Inc., the investment will redeem for the principal amount, without any additional market-linked return.

Maturity:	Six years

Payment at maturity:	$1,000 plus a note return amount, which may be positive or zero and depends upon the final index return percentage (the arithmetic average of the twenty-four interim index return percentages) and the participation rate (80%)

Principal due at maturity:	Full principal amount due at maturity

Interest:	0.50% per annum, payable semi-annually

S&P MidCap 400® Overview

The S&P MidCap 400® is published by S&P and is intended to provide a performance benchmark for the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from U.S.$1 billion to U.S.$4.4 billion.

Information as of market close on September 26, 2011:

Bloomberg Ticker Symbol:	MID

Current Index Level:	809.93

52 Weeks Ago (on 9/24/2010):	796.29

52 Week High (on 4/29/2011):	1,015.26

52 Week Low (on 8/8/2011):	775.07

September 26, 2011	PS-3

1,830 Market-Linked Notes Based on the Value of the S&P MidCap 400® due September 27, 2017

Key Investment Rationale

The notes offer 80% participation in the positive performance of the final index return percentage, while guaranteeing repayment of the principal amount, subject to the credit risk of Citigroup Inc., in exchange for forgoing current yield or interest.

Best Case Scenario	The final index return percentage is greater than 0% and, at maturity, the notes redeem for the sum of the principal amount of (i) $1,000 and (ii) the note return amount, provided that the appreciation of the underlying index is limited by the participation rate of 80%.

Worst Case Scenario	The final index return percentage return is less than or equal to 0% and, at maturity, the notes redeem for the principal amount of $1,000.

Summary of Selected Key Risks (see page PS-10)

■	The notes may not pay more than the principal amount at maturity.

■	Secondary market sales of the notes may result in a loss of principal.

■

The payment at maturity will be based on the arithmetic average of twenty-four interim index return percentages and if any negative interim index return percentage entirely offsets any positive interim index return percentages, the final index return percentage will equal 0% and you will receive no return on your notes.

■

The return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional fixed-rate debt security of ours (guaranteed by Citigroup Inc.) of comparable maturity.

■	The appreciation potential of the notes is limited by the participation rate.

■	The market price of the notes will be influenced by many unpredictable factors, including the value and volatility of the underlying index and the stocks that underlie the underlying index.

■	The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.

■	The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

■	Adjustments to the underlying index could adversely affect the value of the notes.

■	You have no shareholder rights.

■	Investing in the notes is not equivalent to investing in the underlying index.

■	The notes will not be listed on any securities exchange and secondary trading may be limited.

■	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes.

■	Citigroup Funding Inc.’s hedging and trading activity could potentially adversely affect the value of the notes.

■	Special U.S. federal income tax rules will apply to U.S. holders.

Fact Sheet

The notes offered are senior unsecured obligations of Citigroup Funding Inc. Any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. The notes will pay 0.50% per annum interest and have the terms described in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. Subject to the credit risk of Citigroup Inc., at maturity, we will pay, in principal, per note the principal amount of $1,000 plus a note return amount, if any, based on the final index return percentage. All payments due on the notes are subject to the credit risk of Citigroup Inc.

Key Dates
Pricing date	Original issue date (settlement date)	Maturity date
September 26, 2011.	September 29, 2011	September 27, 2017

Key Terms
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes, include the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.
Issue price:	$1,000 per note.
Principal amount:	$1,000 per note.
Denominations:	$1,000 per note and integral multiples thereof.
Aggregate principal amount:	$1,830,000.
Principal due at maturity:	Full principal amount due at maturity.
Interest:	Fixed per annum rate of 0.50%.
Interest payment date:	Semi-annually on each March 27 and September 27, beginning on March 27, 2012 and ending on the maturity date. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date. If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day.
Underlying index:	The S&P MidCap 400®.
Underlying index publisher:	Standard & Poor’s Financial Services LLC.
Payment at maturity:	The principal payment at maturity per $1,000 principal amount will equal: $1,000 + note return amount. In no event will the principal payment at maturity be less than $1,000.
Note return amount:

If the final index return percentage is greater than 0%, the note return amount for each note will equal the product of (a) $1,000, (b) the final index return percentage, and (c) a participation rate of 80%.

If the final index return percentage is less than or equal to 0%, the note return amount for each note will equal zero.

Participation rate:	80%.

September 26, 2011	PS-4

1,830 Market-Linked Notes Based on the Value of the S&P MidCap 400® due September 27, 2017

Final Index Return Percentage:	The sum of the twenty-four interim index return percentages divided by twenty-four.
Interim index return percentage:	On each valuation date: ending index value - starting index value starting index value
Starting index value:	809.93, the closing value of the underlying index on the pricing date.
Ending index value:	The closing value of the underlying index on the relevant valuation date.
Valuation Dates:	December 27, 2011; March 26, 2012; June 26, 2012; September 26, 2012; December 26, 2012; March 26, 2013; June 26, 2013; September 26, 2013; December 26, 2013; March 26, 2014; June 26, 2014; September 26, 2014; December 26, 2014; March 26, 2015; June 26, 2015; September 28, 2015; December 28, 2015; March 28, 2016; June 27, 2016; September 26, 2016; December 27, 2016; March 27, 2017; June 26, 2017 and September 22, 2017).
Risk factors:	Please see “Risk Factors” beginning on page PS-10.
General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	1730T0NS4.
ISIN:	US1730T0NS41.
Certain U.S. federal income tax considerations:

The following summarizes certain U.S. federal income tax considerations for initial U.S. investors who hold the notes as capital assets. Investors should refer to the accompanying product supplement related to this offering for additional information relating to U.S. federal income tax and consult their tax advisors in determining the tax consequences of an investment in the notes, including the application of state, local and other tax laws and the possible effects of changes in federal or other tax laws.

•       Citigroup Funding will treat the notes as a single debt instrument subject to the regulations applicable to contingent payment debt instruments, and by accepting a note, each holder agrees to this treatment.

•       U.S. holders will be required to accrue interest income on the notes at a predetermined rate, which is deemed to accrue on a daily basis (the “Tax OID”) regardless of whether holders receive more, less or no payments on the notes in tax years prior to maturity. The amount of Tax OID is based on an assumed amount representing all amounts payable on the notes (for these purposes, a U.S. holder will be assumed to be entitled to receive on each note fixed semi-annual payments of $2.50 and a projected payment of $1,247.27 at maturity). There can be no assurance with respect to the actual yield on the notes.

•       The Tax OID takes into account the fixed coupons payable on the notes semi-annually. U.S. holders should report the Tax OID only and not also include any separate amount in income as a result of those coupons. If a U.S. holder buys a note at original issue for $1,000 and holds it until maturity, such holder will be required to include the following amounts in income: $10.47 in 2011; $42.16 in 2012; $43.71 in 2013; $45.33 in 2014; $ 47.02 in 2015; $48.78 in 2016; and $37.30 in 2017 (subject to adjustments described below).

•       If, during any taxable year, a U.S. holder receives actual payments with respect to the notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, such holder will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year, a holder’s taxable interest income in respect of the notes may be more than, or less than, the cash a holder receives. Information statements received from brokers may not take into account these adjustments.

•       At maturity or upon a taxable disposition of the notes, a U.S. holder will realize gain equal to the difference between cash received upon maturity or such taxable disposition and the U.S. holder’s adjusted tax basis in the notes. The adjusted tax basis in a note generally is its purchase price increased by any Tax OID previously accrued and decreased by the amount of any projected payments received by the holder according to the projected payment schedule while holding the note (without regard to the actual amount paid).

•       Any gain realized upon a sale, exchange or other disposition of the notes generally will be treated as ordinary income.

•       To the extent of the Tax OID inclusions with respect to the notes, any loss realized by a U.S. holder upon a sale or disposition generally will be treated as an ordinary loss (which in case of individual U.S. holders will not be subject to the 2% floor for miscellaneous itemized deductions).

•       Any loss realized in excess of the Tax OID inclusion amount generally will be treated as capital loss.

In the case of a holder of the notes that is not a U.S. person, all payments made with respect to the notes and any gain realized upon the sale, exchange or other disposition of the notes will generally not be subject to U.S. income or withholding tax, provided that such payments and gain are not effectively connected with the conduct of a trade or business in the United States by such holder and the holder complies with applicable certification requirements (generally, an IRS form W-8BEN). Further, if such holder does not comply with applicable certification requirements, such holder may be subject to backup withholding.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States generally should not be subject to U.S. federal estate tax, provided that interest in the notes is not then effectively connected with the conduct of a trade or business in the United States.

You should refer to the accompanying product supplement related to this offering for additional information relating to U.S. federal income tax treatment. You should also consult your own tax advisors to determine tax consequences particular to your situation.

Trustee:	The Bank of New York Mellon.

September 26, 2011	PS-5

1,830 Market-Linked Notes Based on the Value of the S&P MidCap 400® due September 27, 2017

Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

On, or prior to, the pricing date, we, through our affiliates or others, will hedge our anticipated exposure in connection with the notes by taking positions in futures or options contracts listed on major securities markets on the underlying index or the stocks included in the underlying index, or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could increase the value of the underlying index, and, accordingly, potentially increase the starting index value, and, therefore, the value at which the underlying index must be above on the valuation date before you would receive at maturity a payment that exceeds the principal amount of the notes. For further information on our use of proceeds and hedging, see “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying product supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus related to this offering.

ERISA and IRA purchase considerations:

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets Inc. affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying product supplement related to this offering for more information.

Fees and selling concessions:

Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of $35.00 for each note sold in this offering. Selected dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, and their financial advisors will collectively receive from Citigroup Global Markets Inc. a selling concession of $35.00 from this underwriting fee for each note they sell. Selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of up to $35.00 for each note they sell.

Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Key Terms-- Supplemental information regarding plan of distribution; conflicts of interest” and “Risk Factors” in this pricing supplement and “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement related to this offering of notes.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

Supplemental information regarding plan of distribution; conflicts of interest:	Citigroup Global Markets Inc. is an affiliate of Citigroup Funding Inc. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement related to this offering of notes.
Calculation agent:	Citigroup Global Markets Inc.
Contact:	Clients may contact their local brokerage representative.

The above Fact Sheet represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying product supplement, prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

September 26, 2011	PS-6

1,830 Market-Linked Notes Based on the Value of the S&P MidCap 400® due September 27, 2017

Hypothetical Payout on the Notes

The examples of hypothetical payments at maturity set forth below are intended to illustrate the effect of different ending index values of the S&P MidCap 400® on the amount you will receive in respect of the notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue price: $1,000 per Note
•	Principal amount: $1,000 per Note
•	Starting index value: 870.00
•	Hypothetical dividend yield on S&P MidCap 400®: 1.55%
•	Hypothetical participation rate: 80%
•	Interest rate: 0.50% per annum
•	Term of the notes: 6.0 years
•	The notes are held to maturity.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual note return amount, which, in turn, will depend on the actual final index return percentage and participation rate.

Hypothetical Final Index Return Percentage(1)	Hypothetical Note Return Amount(2)	Hypothetical Payment At Maturity(3)	Hypothetical Total Payments on the Notes(4)	Hypothetical Total Return on S&P MidCap 400®(5)	Hypothetical Total Return On The Notes
-100.00%	$0.00	$1,002.50	$1,030.00	-90.70%	3.00%
-75.00%	$0.00	$1,002.50	$1,030.00	-65.70%	3.00%
-50.00%	$0.00	$1,002.50	$1,030.00	-40.70%	3.00%
-45.00%	$0.00	$1,002.50	$1,030.00	-35.70%	3.00%
-40.00%	$0.00	$1,002.50	$1,030.00	-30.70%	3.00%
-35.00%	$0.00	$1,002.50	$1,030.00	-25.70%	3.00%
-30.00%	$0.00	$1,002.50	$1,030.00	-20.70%	3.00%
-25.00%	$0.00	$1,002.50	$1,030.00	-15.70%	3.00%
-20.00%	$0.00	$1,002.50	$1,030.00	-10.70%	3.00%
-15.00%	$0.00	$1,002.50	$1,030.00	-5.70%	3.00%
-10.00%	$0.00	$1,002.50	$1,030.00	-0.70%	3.00%
-5.00%	$0.00	$1,002.50	$1,030.00	4.30%	3.00%
0.00%	$0.00	$1,002.50	$1,030.00	9.30%	3.00%
5.00%	$40.00	$1,042.50	$1,070.00	14.30%	7.00%
10.00%	$80.00	$1,082.50	$1,110.00	19.30%	11.00%
15.00%	$120.00	$1,122.50	$1,150.00	24.30%	15.00%
20.00%	$160.00	$1,162.50	$1,190.00	29.30%	19.00%
25.00%	$200.00	$1,202.50	$1,230.00	34.30%	23.00%
30.00%	$240.00	$1,242.50	$1,270.00	39.30%	27.00%
35.00%	$280.00	$1,282.50	$1,310.00	44.30%	31.00%
40.00%	$320.00	$1,322.50	$1,350.00	49.30%	35.00%
45.00%	$360.00	$1,362.50	$1,390.00	54.30%	39.00%
50.00%	$400.00	$1,402.50	$1,430.00	59.30%	43.00%
75.00%	$600.00	$1,602.50	$1,630.00	84.30%	63.00%
100.00%	$800.00	$1,802.50	$1,830.00	109.30%	83.00%

September 26, 2011	PS-7

1,830 Market-Linked Notes Based on the Value of the S&P MidCap 400® due September 27, 2017

(1)	Hypothetical Final Index Return Percentage is based on a quarterly average.

(2)	Hypothetical Note Return Amount = $1,000.00 × Hypothetical Final Index Return Percentage × Hypothetical Participation Rate.

(3)	Hypothetical Payment at Maturity = $1,000.00 + Hypothetical Note Return Amount + Semi-annual interest payment for the last interest period (i.e. $2.50).

(4)	Hypothetical Total Payments on the Notes = $1,000.00 + Hypothetical Note Return Amount + Semi-annual interest payments for 6.0 years at the interest rate of 0.50% per annum (i.e. $30.00).

(5)	Hypothetical Total Return on S&P MidCap 400® assumes that hypothetical annual dividend yield on the S&P MidCap 400® is not compounded annually and not re-invested.

September 26, 2011	PS-8

1,830 Market-Linked Notes Based on the Value of the S&P MidCap 400® due September 27, 2017

Payment at Maturity

Subject to the credit risk of Citigroup Inc., at maturity you will receive a principal payment of at least $1,000 plus the note return amount, if any. As a result of the participation rate, the principal payment you could receive at maturity may be less than the payment you would receive on an instrument linked to 100% participation in the positive performance the S&P MidCap 400®. The notes are senior unsecured obligations of Citigroup Funding Inc. All payments on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company, and are subject to the credit risk of Citigroup Inc.

The note return amount will be based on the final index return percentage. If the final index return percentage is greater than 0%, the note return amount will be calculated as follows:

note return amount        =        $1,000        x        final index return percentage        x        participation rate

where,

final index return percentage	=	The arithmetic average of the twenty-four interim index return percentages

interim index return percentage	=

the percentage change in the closing value of the S&P MidCap 400® from the pricing date to the relevant valuation date expressed as the following fraction:

ending index value — starting index value

starting index value

starting index value	=	809.93, the closing value of the underlying index on the pricing date

ending index value	=	the closing value of the underlying index on the relevant valuation date

participation rate	=	80%

In no circumstance will you participate in more than 80% of the appreciation of the S&P MidCap 400®, if any, during the term of the notes and the notes will provide less opportunity for appreciation than an instrument linked to 100% participation in the positive performance of the S&P MidCap 400®.

If the final index return percentage is less than or equal to 0%, the note return amount will be zero and you will receive only the principal amount.

September 26, 2011	PS-9

1,830 Market-Linked Notes Based on the Value of the S&P MidCap 400® due September 27, 2017

Risk Factors

The notes offered by this pricing supplement are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes. Accordingly, investors should consult their own financial, legal and tax advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of an investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks you should read the sections entitled “Risk Factors” in the accompanying product supplement and prospectus supplement related to this offering.

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The return on your investment in the notes may be zero. If the final index return percentage is equal to or less than 0%, subject to the credit risk of Citigroup Inc., you will receive a principal payment of only $1,000 for each note you hold at maturity, even if the closing value of the underlying index is greater than the starting index value at one or more times during the term of the notes.

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Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

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Negative interim index return percentages may offset positive interim index return percentages. The notes provide for the payment at maturity of the note return amount, which may be positive or zero and which will be based on the final index return percentage. The final index return percentage will equal the arithmetic average of the twenty-four interim index return percentages. If the ending index value decreases during one or more periods from the pricing date to the applicable valuation dates resulting in one or more negative interim index return percentages, such negative interim index return percentages could offset entirely any positive interim index return percentages generated by increases in the ending index value during one or more periods from the pricing date to the applicable valuation dates. If any negative interim index return percentages offset entirely any positive interim index return percentages, the final index return percentage will equal 0% and you will receive no return on your notes. Because of the possibility of a zero return, the notes may provide less opportunity for return than an investment in the stocks included in the underlying index.

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Potential for a lower comparative yield. If the final index return percentage is less than approximately 4.14%, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity.

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The notes have limited appreciation potential. The participation in any appreciation of the underlying index is limited by the participation rate. The actual participation rate will be 80%. Because of the participation rate of 80%, in no circumstance will you participate in more than 80% of the appreciation of the S&P MidCap 400®, if any, during the term of the notes and the notes will provide less opportunity for appreciation than an instrument linked to 100% participation in the positive performance of the S&P MidCap 400®.

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. Market price of the notes may be influenced by many unpredictable factors. Numerous factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets Inc. may be willing to purchase or sell the notes in the secondary market, including: the value and volatility of the underlying index, the price and volatility of the stocks that underlie the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the stocks that underlie the underlying index, or the stock markets generally, interest and yield rates in the market, the time remaining to maturity, the dividend rate on the stocks that underlie the underlying index and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc. As a result, the market value of the notes will vary and may be less than the original issue price at any time prior to maturity and sale of the notes prior to maturity may result in a loss.

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The notes are subject to the credit risk of Citigroup Inc. and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

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The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets Inc. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs. For further information on our use of proceeds and hedging, see “Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?” in the accompanying product supplement related to this offering.

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Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the underlying index. The publisher of the underlying index may also discontinue or suspend calculation or publication of the underlying index at any time. Any of these actions could adversely affect the value of the notes. Where the underlying index is discontinued, Citigroup Global Markets Inc., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the underlying index and is not precluded from considering indices that are calculated and published by Citigroup Global Markets Inc. or any of its affiliates.

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You have no shareholder rights. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the index.

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Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component stocks. See “Hypothetical Payout on the Notes” above.

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The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets Inc. may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets Inc. is willing to transact. If, at any time, Citigroup Global Markets Inc. were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

September 26, 2011	PS-10

1,830 Market-Linked Notes Based on the Value of the S&P MidCap 400® due September 27, 2017

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The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. will determine the starting index value, the ending index values, interim index return percentages, and final index return percentage, as applicable, and will calculate the amount you will receive at maturity. Any of these determinations made by Citigroup Global Markets Inc., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the underlying index in the event of the unavailability, modification or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

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Citigroup Funding Inc.’s hedging and trading activity could potentially adversely affect the value of the notes. We expect to hedge our obligations under the notes (and possibly to other instruments linked to the underlying index or the stock underlying it) through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the S&P MidCap 400® or in other instruments, such as options, swaps or futures, based upon the S&P MidCap 400® or the stocks included in the S&P MidCap 400®, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the S&P MidCap 400® and, therefore, the determination of the payment due at maturity. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

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Special U.S. federal income tax rules will apply to U.S. holders. The notes will be treated by Citigroup Funding Inc. as contingent payment debt obligations of Citigroup Funding Inc., and by accepting a note, each holder of a note agrees to this treatment of the note. Special U.S. federal income tax rules apply to contingent payment debt instruments. Under these rules, a U.S. holder will be required to accrue interest income on the note regardless of whether U.S. holders will receive more or less payments with respect to the note before maturity and regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in the accompanying product supplement related to this offering for more information.

Information about the Underlying Index

S&P MidCap 400® . Unless otherwise stated, all information on the S&P MidCap 400® provided in this pricing supplement is derived from Standard & Poor’s Financial Services LLC (“S&P”) or other publicly available sources. The S&P MidCap 400® is published by S&P and is intended to provide a performance benchmark for the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from U.S.$1 billion to U.S.$4.4 billion.

The calculation of the value of the S&P MidCap 400® is based on the relative value of the aggregate S&P MidCap 400® Market Value of the common stocks of 400 companies (the “S&P MidCap 400 Component Stocks”) as of a particular time as compared to the aggregate average S&P MidCap 400® Market Value of the common stocks of 400 similar companies during the base period of June 28, 1991. The “S&P MidCap 400® Market Value” of any S&P MidCap 400® Component Stock is the product of the market price per share and the number of the then outstanding shares of such S&P MidCap 400® Component Stock. S&P chooses companies for inclusion in the S&P MidCap 400® with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P MidCap 400® to achieve the objectives stated above. Relevant criteria employed by S&P include U.S. company status, market capitalization in the range of U.S.$1 billion to U.S.$4.4 billion, financial viability, a public float of at least 50%, adequate liquidity and reasonable price, sector representation and status as an operating company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely held and the S&P MidCap 400® Market Value and trading activity of the common stock of that company.

S&P MidCap 400® Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the value of the S&P MidCap 400® from changing due to corporate actions, all corporate actions that affect the total S&P MidCap 400® Market Value of the S&P MidCap 400® require an S&P MidCap 400® Index Divisor adjustment. By adjusting the S&P MidCap 400® Index Divisor for the change in total S&P MidCap 400® Market Value, the value of the S&P MidCap 400® remains constant. This helps maintain the value of the S&P MidCap 400® as an accurate barometer of stock market performance and ensures that the movement of the S&P MidCap 400® does not reflect the corporate actions of individual companies in the S&P MidCap 400®. All S&P MidCap 400® Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P MidCap 400®. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P MidCap 400® and do not require S&P MidCap 400® Index Divisor adjustments.

License agreement between Standard & Poor’s and Citigroup Global Markets Inc. S&P and Citigroup Global Markets Inc. have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial products, including the notes.

The license agreement between S&P and Citigroup Global Markets Inc. provides that the following language must be stated in this pricing supplement.

The notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P MidCap 400®, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the notes into consideration in determining, composing or calculating the S&P MidCap 400®. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P MIDCAP 400® OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE

September 26, 2011	PS-11

1,830 Market-Linked Notes Based on the Value of the S&P MidCap 400® due September 27, 2017

S&P MIDCAP 400® OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P MIDCAP 400® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.

All disclosures contained in this pricing supplement regarding the S&P MidCap 400®, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

Historical Information

The following table presents the published high and low closing values, as well as the end-of-quarter closing values, of the underlying index from January 3, 2006 through September 26, 2011. The closing value of the underlying index on September 26, 2011 was 809.93. We obtained these closing values and other information below from Bloomberg Financial Markets, without independent verification. The underlying index experiences periods of high volatility, and you should not take the historical values of the underlying index as an indication of future performance.

S&P MidCap 400®	High	Low	Period End
2006
First	792.11	749.02	792.11
Second	817.95	716.62	764.87
Third	770.44	712.86	754.25
Fourth	820.37	748.13	804.37
2007
First	867.61	800.40	848.47
Second	925.90	852.41	895.51
Third	926.23	819.97	885.06
Fourth Quarter	917.18	821.32	858.20
2008
First	847.56	744.89	779.51
Second	897.27	797.80	818.99
Third	824.99	698.21	727.29
Fourth	718.88	417.12	538.28
2009
First	559.37	404.62	489.00
Second	598.71	494.45	578.14
Third	706.30	546.53	691.02
Fourth	739.71	659.15	726.67
2010
First	799.95	692.52	789.90
Second	849.82	711.73	711.73
Third	802.10	700.16	802.10
Fourth	913.20	795.50	907.25
2011
First	989.05	909.76	989.05
Second	1,015.26	929.57	978.64
Third (through September 26)	1,011.65	775.07	809.93

Additional Considerations

In case of default in payment at maturity of the notes, the notes will bear interest, payable upon demand of the beneficial owners of the notes in accordance with the terms of the notes, from and after the stated maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 4.7% per annum on the unpaid amount (or the cash equivalent of the unpaid amount) due.

Validity of the Notes

In the opinion of Douglas C. Turnbull, Associate General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc., and counsel to Citigroup Funding Inc., when the notes have been executed and issued by Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes and related guarantee will be legal, valid and binding obligations of Citigroup Funding Inc. and Citigroup Inc, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this pricing supplement and is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution). In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of documents as stated in the opinion dated May 11, 2011, which has been filed as exhibit number 5(a) to the Company’s Registration Statement on Form S-3 (No. 333-172554).

© 2011 Citigroup Global Markets Inc. All rights reserved. Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

September 26, 2011	PS-12

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus and in any related free writing prospectus we have prepared or authorized. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement, or the accompanying product supplement, prospectus supplement and prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

TABLE OF CONTENTS

Page

Pricing Supplement
Final Terms	1
Investment Overview	3
S&P MidCap 400® Overview	3
Key Investment Rationale	4
Summary of Selected Key Risks	4
Fact Sheet	4
Hypothetical Payout on the Notes	7
Payment at Maturity	9
Risk Factors	10
Information about the Underlying Index	11
Historical Information	12
Additional Considerations	12
Validity of the Notes	12

Product Supplement
Summary Information—Q&A	PRS-2
Risk Factors Relating to the Notes	PRS-6
Description of the Notes	PRS-14
Provisions Relating to the Underlying Benchmark	PRS-17
Certain United States Federal Income Tax Considerations	PRS-23
Plan of Distribution; Conflicts of Interest	PRS-30
ERISA Matters	PRS-30
Annex A- Underlying Benchmarks	A-1

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28

Citigroup Funding Inc.

Medium-Term Notes, Series D

1,830 Market-Linked Notes Based on the Value of the S&P MidCap 400®

due September 27, 2017

$1,000 Principal Amount per Note

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

September 26, 2011

(To Product Supplement Dated

July 13, 2011, Prospectus Supplement Dated

May 12, 2011 and Prospectus Dated

May 12, 2011)